Exhibit 3.2

Amendment to the Federal MHC Subsidiary Holding Company Charter of TFS Financial Corporation

Amendment:

Article I. The home office of the corporation shall be in the City of Cleveland, in the State of Ohio.

Previously said:

Article I. The home office of the corporation shall be in the City of Wilmington, in the State of Delaware.